FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Director

1Q08

Data on 04/29/08

Sadia ON (SDIA3)=R$10.30/share
Sadia PN (SDIA4)=R$11.58/share
Sadia ADR (SDA) = US$ 20.63
        (1 ADR = 3 shares)
Sadia Latibex (XSDI) = € 4.58

Market Value - Bovespa

R$ 7.9  billion

US$ 4.6 billion

Investor Relations

Welson Teixeira Junior

Investor Relations Director

Phone: 55 11 2113-3197

Christiane Assis

Phone: 55 11 2113-3552

Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro

Phone: 55 11 2113-3197

Silvia.Pinheiro@sadia.com.br

Melissa Schleich

Fone: 11 2113-1565

Melissa.Shleich@sadia.com.br

ri@sadia.com.br

www.sadia.com

Ligia Montagnani

IR Consultant

Phone: 55 11 3897-6405

Ligia.Montagnani@firb.com

São Paulo, April 30, 2008 - SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, releases today its results for the first quarter of 2008 (1Q08). The Company's operating and financial information are presented in thousands of reais – except where indicated otherwise – based on consolidated figures, in accordance with the corporate legislation. In this release, all comparisons are made in relation to the same period in 2007 (1Q07), except where specified otherwise.

“The results of the first quarter of 2008 confirmed our expectations. Gross revenues rose 20.3%, to R$ 2.6 billion, and exports accounted for 46.7% of the revenues generated by the Company. The Company will proceed with its internationalization process, aware of the sales growth potential in the international market, having opened its first plant abroad, in Russia, and investing in the construction of its second unit overseas, in the Arab Emirates. The segment of processed food increased 15.8% in volume and 21.2% in revenues in relation to the same quarter in the prior year. The growth in this segment is consistent with the Company's goals of improving the product mix, minimizing sanitary risks and ensuring a better profitability. The goal for the domestic market is to achieve penetration in all income levels of the Brazilian population. Investments of R$ 427.1 million were made in the quarter, out of a planned total of R$ 1.6 billion for the year, the highest amount in the history of Sadia. In the quarter, the Company had a growth of 3.9% in operating profit and 123.4% in net income, as compared with the 1Q07. The focus on the improvement of the operating cash generation (EBITDA) resulted in R$ 276.9 million and a margin of 12.1%, close to that obtained in the same period of the past year, in spite of the pressure due to the increase in the cost of grains. In view of the apprehension in relation to the cost of grains in 2008, the Company has concentrated its efforts in passing on costs, both in the domestic and in the foreign market, and in achieving productivity gains. We continue to be confident in our goal of doubling revenues within five years, based on the internationalization of our operations and on the growth in the domestic market, taking advantage of the competitive conditions of Brazil as a producer of animal protein. Certain that Sadia shall continue its path of success in the year that has just started, by ensuring the quality of its products, the sustainability of its initiatives and the maintenance of its credibility with investors, we wish to thank our associates for their dedication and talent, which contributed to the development of another important quarter in the history of this Company.” – Gilberto Tomazoni – CEO, Managing Director

KEY CONSOLIDATED INDICATORS - R$ THOUSAND

	1Q07	1Q08	1Q08/ 1Q07
Gross Operating Revenue	2,163,068	2,603,061	20.3%
Domestic Market	1,163,474	1,387,507	19.3%
Export Market	999,594	1,215,554	21.6%
Net Operating Revenue	1,894,069	2,290,307	20.9%
Gross Profit	488,435	554,074	13.4%
Gross Margin	25.8%	24.2%
EBIT	150,529	156,432	3.9%
EBIT Margin	7.9%	6.8%
Net Income	96,169	214,851	123.4%
Net Margin	5.1%	9.4%
EBITDA	231,431	276,935	19.7%
EBITDA Margin	12.2%	12.1%
Exports / Gross Revenue	46.2%	46.7%

GROSS OPERATING INCOME – R$ million

The results of the 1Q08 were impacted positively by the increase in the purchasing power of the Brazilian population and by the growth in the consumption of meats in the global market, allied to price increases.

The gross operating income of 1Q08 reached R$ 2.6 billion, 20.3% higher than that of the 1Q07. This performance was achieved both in the domestic market and in the foreign market, which had an evolution of, respectively, 19.3% and 21.6%. The highlights were the sales of processed products in both markets and poultry in the foreign market.

The sales volume grew 8.6% in relation to the 1Q07, reaching 533.2 thousand tons in the 1Q08, driven mostly by the higher volume realized in the domestic market, of 13.5%.

SALES

	1Q07	1Q08	1Q08/ 1Q07
Tons	491,030	533,151	8.6%
Processed Products	210,001	243,101	15.8%
Poultry	233,999	243,134	3.9%
Pork	32,110	33,070	3.0%
Beef	14,920	13,846	-7.2%

R$ thousand	2,163,068	2,603,061	20.3%
Processed Products	1,036,035	1,255,899	21.2%
Poultry	817,965	1,000,701	22.3%
Pork	137,242	161,320	17.5%
Beef	83,887	79,079	-5.7%
Others	87,939	106,062	20.6%

The share of processed products accounted for 45.6% of the total sales volume and 48.2% of the generation of consolidated revenues, up 15.8% and 21.2% in relation to the 1Q07. This performance reflects, in addition to a heated demand, the strategy of focusing the business on higher value-added products. Total revenues from this segment were R$ 1.3 billion and almost 90% were obtained in the domestic market.

The poultry volume sold increased 3.9% and revenues grew 22.3% over the 1Q07. This segment accounted for 45.6% of the total volume sold by Sadia and 38.4% of the 1Q08 revenues. This kind of protein yielded revenues of R$ 1.0 billion, of which 89% came from exports.

The pork segment had a growth of 3.0% in volume sold and of 17.5% in revenues in the 1Q08, accounting for 6.2% both in volume and in consolidated revenues. Revenues in the quarter reached R$ 161.3 million, of which 70% were obtained in the foreign market.

The beef segment slipped 7.2% in physical sales and 5.7% in gross revenue, mainly due to lower availability of cattle in the Brazilian market, accounting for 3.0% of the Company's revenues. Revenues in the quarter were R$ 79.1 million, of which 79% came from exports.

BREAKDOWN OF GROSS OPERATING INCOME

Sales

Tons	1Q07	1Q08	1Q08/ 1Q07
Domestic Market	224,820	255,222	13.5%
Processed Products	186,259	214,128	15.0%
Poultry	26,073	27,070	3.8%
Pork	11,047	9,864	-10.7%
Beef	1,441	4,160	188.7%
Export Market	266,210	277,929	4.4%
Processed Products	23,742	28,973	22.0%
Poultry	207,926	216,064	3.9%
Pork	21,063	23,206	10.2%
Beef	13,479	9,686	-28.1%
Total	491,030	533,151	8.6%

R$ thousand	1Q07	1Q08	1Q08/ 1Q07
Domestic Market	1,163,474	1,387,507	19.3%
Processed Products	930,816	1,118,324	20.1%
Poultry	101,002	107,734	6.7%
Pork	40,023	48,402	20.9%
Beef	7,541	16,535	119.3%
Others	84,092	96,512	14.8%
Export Market	999,594	1,215,554	21.6%
Processed Products	105,219	137,575	30.8%
Poultry	716,963	892,967	24.5%
Pork	97,219	112,918	16.1%
Beef	76,346	62,544	-18.1%
Others	3,847	9,550	148.2%
Total	2,163,068	2,603,061	20.3%

Domestic Market

Physical sales to the domestic market increased 13.5% over 1Q07, in alignment with the guidance of an increase of 12-14% for the year. The average price charged, as well as revenues, also grew 5.4% and 19.3%, respectively. The higher average price of this segment already reflects the transfer of part of the increases in the cost of grains.

The evolution in the segment of processed products reflects the strength of the brand and Sadia strategy of meeting the demand from all classes, driven by the increase in the income of the population. This segment represented 83.9% of the Company's sales volume in the domestic market and 80.6% of revenues; 15.0% and 20.1% higher than those obtained in the 1Q07.

The poultry segment posted an increase of 3.8% to volume sold, with a price increase of 2.8%, which generated revenues 6.7% higher than those in the 1Q07.

The volume of physical sales of pork dropped 10.7% over 1Q07, mainly due to redirecting of this raw material to the production of processed products in the domestic market. The average price in the 1Q08 increased 35.6%.

The beef segment had an increase of 188.7% in volume sold and 119.3% in revenues, due to the redirecting of exports to this market, after the European embargo. The average price charged for beef was reduced by 24.1%, when compared to the 1Q07. Its revenues correspond to 1.2% of the total revenues of the domestic market.

BREAKDOWN OF GROSS OPERATING INCOME – DOMESTIC MARKET

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

Foreign Market

Physical sales and the average price in Brazilian Reais charged by the Company in the foreign market were, respectively, 4.4% and 16.0% higher than those of the 1Q07; in U.S. dollars, the average price was 36.3% higher than that in the same period. Consequently, revenues grew 21.6% in the 1Q08.

The sales volume in the poultry segment maintained its growth tendency in January and February; however, it fell in March due mainly to these factors: a strike of the port inspectors and a ship breakdown in March. Also in this quarter, when compared to the prior year, the product mix was changed to favor the exports of poultry cuts instead of whole birds due to profitability and price but to the detriment of volume. In view of these factors, physical sales in the quarter increased by 3.9% over 1Q07. Worldwide demand drove a rise of 19.7% in the average price in Brazilian Reais, corresponding to an increase of 40.6% in U.S. dollars. This resulted in revenues 24.5% higher than those generated in the same quarter in the prior year. Revenues from this segment accounted for 73.5% of the total Sadia exports.

The physical sales of the segment of processed products increased 22.0%, in alignment with the Company's strategy of increasing this segment. The average price exceeded by 7.2% the price charged in 1Q07 in Brazilian Reais and by 26.0% in U.S. dollars as a result of a better product mix and an increase in the sales of processed poultry products. This resulted in sales revenues 30.8% higher than the amount raised in the 1Q07.

The pork segment posted an increase of 10.2% in volumes and the average price charged in the period rose 5.4% in Brazilian Reais and 23.8% in U.S. dollars, therefore generating revenues 16.1% higher.

The physical sales of the beef segment fell 28.1% in the course of the 1Q08 due to the continuation of the European embargo on the Brazilian beef. The average price increased 14.1% in Brazilian Reais and 34.0% in U.S. dollars, generating revenues 18.1% lower than those generated in the 1Q07.

BREAKDOWN OF GROSS OPERATING INCOME – FOREIGN MARKET

AVERAGE PRICES – R$/KG – FOREIGN MARKET

EXPORTS BY REGION

Sales continue to be balanced and show no concentration in specific markets.

NET OPERATING INCOME

Net revenues reached R$ 2.3 billion in the 1Q08, 20.9% higher than the 1Q07 revenues. This performance is explained by the higher sales volume and average prices, and especially by the sales of processed products in the domestic and foreign markets and of poultry in the foreign market. The average depreciation of the U.S. dollar in the comparison between both quarters was 17.5%.

Gross net income in the 1Q08 reached the mark of R$ 554.1 million, 13.4% above that of 1Q07. The gross margin, of 24.2%, was 1.6 percentage point lower than that obtained in the same period of 2007, i.e., 25.7%, mostly due to the increase in the price of grains (corn and soybean).
Gross Margin
Market prices (ESALQ – North Paraná) for corn and soybean in the 1Q08 were, respectively, 29.8% and 46.1% higher than those of the 1Q07.

OPERATING INCOME

The ratio of operating expenses (selling, general and administrative and other expenses) to net income showed an operating gain, falling from 17.8% (1Q07) to 17.4%, in the 1Q08, even with the increase of 8.6% in volume sold, in the annual comparison. The Company continues to seek new opportunities to improve its operating efficiency.

The ratio of "selling expenses to net income" had a significant reduction: it fell to 15.5% in the 1Q08, in relation to 16.8% in the 1Q07. This performance reflects the plan for rationalizing expenses and achieving a better operating efficiency.

General and administrative expenses were equivalent to 1.4% of net income (R$31.4 million), while in the 1Q07 such ratio was 1.0%. This increase is mainly related to the engagement of consulting services and to the structure needed to provide support to growth in the next years.

The provision for profit sharing (PPS) reached R$ 23.1 million in the 1Q08, against R$ 6.0 million in the 1Q07 due to a better distribution in the PPS provision criterion.

In the 1Q08, the other operating results account recorded a tax credit of R$ 13.8 million corresponding to a favorable ruling relating to the calculation basis of the Social Integration Program – PIS.

Earnings Before Interest and Taxes (EBIT), of R$ 156.4 million, exceeded by 3.9% the figures recorded in the 1Q07

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$ 276.9 million, an amount 19.7% higher than that posted in the 1Q07. The EBITDA margin was 12.1%, however, if the non-recurrent PIS credit of R$ 13.8 million posted to the "other operating results" account is deducted, the adjusted EBITDA margin for the quarter would be 11.5%.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION/SUBVENTION + EMPLOYEE PROFIT SHARING
	1Q07	1Q08
EBIT	150,529	156,432
(+)DEPRECIATION/AMORTIZATION/SUBVENTION	74,880	97,390
(+)EMPLOYEE PROFIT SHARING	6,022	23,113
EBITDA	231,431	276,935
EBITDA MARGIN	12.2%	12.1%

The Company has subsidies for investment due to expire between 2014 and 2020, granted by the State Governments of Minas Gerais and Mato Grosso, where some of the industrial plants are located. In 2007, those subsidies were posted to the "Capital Reserve" account under Shareholders' Equity. Law 11638/07, among other amendments, revoked item d), paragraph 1 of art. 182, of Law 6404/76, and this implies that the amounts received under subsidy for investment shall now be posted to an income account, and no longer to "Capital Reserve".

FINANCIAL RESULT

The financial result in the quarter was positive by R$ 36.8 million, while it was negative by R$ 6.4 million in 2007. Sadia financial result reflects the management of its financial assets and liabilities and the foreign exchange variations of its investments abroad, oriented to preserve assets and liabilities on a consolidated basis.

FINANCIAL INDEBTEDNESS – R$ MILLION

	Mar 2007	Part.	Mar 2008	Part.	Part.
Short Term	1,110.0	29%	1,135.0	29%	2.3%
Local Currency	356.3	9%	474.4	12%	33.1%
Foreign Currency	753.7	19%	660.6	16%	-12.4%
Long Term	2,759.8	71%	2,952.0	72%	7.0%
Local Currency	835.9	22%	1,159.8	28%	38.7%
Foreign Currency	1,923.9	50%	1,792.2	44%	-6.8%
Total	3,869.8	100%	4,087.0	100%	5.6%
(-) Financial Investments	2,683.0	100%	2,373.3	100%	-11.5%
Local Currency	469.1	17%	730.7	31%	55.8%
Foreign Currency	2,213.9	83%	1,642.6	69%	-25.8%
(=) Net Financial Indebtedness	1,186.8	100%	1,713.7	100%	44.4%
Local Currency	723.1	61%	903.5	53%	24.9%
Foreign Currency	463.7	39%	810.2	47%	74.7%
Net Debt to Equity	46.9%		55.2%
Net Debt to EBITDA*	1.4		1.5
* Last 12 months

On 03/31/08, Sadia net financial debt totaled R$ 1,7 billion, an amount 44.4% higher than that at the closing of the 1Q07. At the end of the quarter, the net debt to EBITDA was 1.5.

NET DEBT / EBITDA* * Last 12 months

NET INCOME

Net Income in the 1Q08 was R$ 214.9 million, 123.4% higher than the result reached in he 1Q07. Thus, the Company recorded a Return on Equity (ROE) of 7.0% against 3.8% in the same period of 2007.

INVESTMENTS R$ MILLION

Sadia made investments of R$ 427.1 million in the 1Q08, R$ 250.0 million higher than the amount of R$ 177 million invested in the 1Q07. From the total invested in the quarter, R$ 167.5 million (39.2%) were destined to the segment of processed products; R$ 151.3 million (35.4%) to the poultry segment; R$ 40.1 million (9.4%) to the pork segment, R$ 4.6 million (1.1%) to the beef segment and R$ 63.6 million to other areas, mainly, information technology and logistics projects.

In January 2008, Sadia acquired Goiaves (Buriti Alegre, GO), with a production capacity of 100 thousands poultry heads per day and sales are expected to be in the range of  R$ 100 million up to the end of 2008. The Company also signed a commitment to purchase 73.93% of the capital of Baumhardt, the controlling company of Excelsior (Santa Cruz do Sul, RS), a producer of pork sausages.

On April 28, Sadia entered into a Partnership Agreement with Kraft Foods Brasil S.A., which established the terms and conditions for the establishment of a joint-venture, the purpose of which shall be to manufacture, market and distribute cheeses, including the products currently marketed under the Philadelphia brand, as well as cheese and cheese spreads currently marketed under the Sadia brand. Kraft shall be the title holder of 51% of the voting shares and Sadia of the remaining 49% and the Partnership shall have its own structure and corporate governance. The amount of the initial investment estimated to implement this business is R$ 30 million and sales in the first year of activities of this Partnership shall be in the range of R$ 40 million.

OUTLOOK

For 2008, Sadia estimates an evolution between 12% to 14% in total physical sales in relation to 2007 and an EBITDA margin between 12% to 13%.

Sadia reaffirms its commitment to growth and maintains its expectations of doubling revenues in the next five years, by continuing to make firm investments in innovative projects geared to leveraging the strength of its brand while focusing on its core business, which is the production of processed products for the domestic market and foreign markets.

The investment plan for 2008 amounts to R$ 1.6 billion, to be distributed as follows: R$ 556 million in processed products, R$ 558 million in Lucas do Rio Verde (poultry slaughtering will commence by the end of the first half of the year and pork slaughtering by the end of 2008), R$ 70 million in the beef segment; R$ 150 million in breeders, R$ 60 million in the Pernambuco distribution center and the remaining R$ 206 million in various expansion and enlargement projects, IT and infrastructure.

Out of the investment of R$ 556 billion in processed products, R$ 190 million will be destined to one of the new Company's enterprises: a plant of processed products in Vitória de Santo Antão (State of Pernambuco), which will be the first plant in the meat industry to neutralize 100% of its carbon emissions.

In 2008, Sadia will resume its investments in the foreign market. One of them will be the installation of another plant abroad. This unit, which will be set up in the Arab Emirates to produce poultry and beef processed products, will receive investments of R$ 100 million.

CAPITAL MARKETS

São Paulo Stock Exchange

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange (IBOVESPA). This portfolio lists 64 papers and for the four-month period of January-April/08, the relative weight of Sadia in the index increased from 0.93% in the prior four-month period to 0.97%.

In the last 12 months (up to 03/31/08), Sadia preferred shares (Sdia4) appreciated by 32.5%, while the variation of the Ibovespa in the period was 33.1%.

The average daily volume grew 65.2% in the 1Q08, reaching the mark of R$ 24.4 million, while it was R$ 14.7 million in 1Q07.

Sadia preferred shares are distributed among the various categories of Bovespa investors and a highlight is the steady number of foreign investors.

BREAKDOWN BY TYPE OF INVESTOR – BOVESPA
(MARCH 2008)

New York Stock Exchange

In the last 12 months (03/31/07 to 03/31/08). Sadia Level II ADRs [SDA] appreciated by 57.5% in U.S. dollars, while the Dow Jones Index depreciated by 0.7% in the period. The average daily volume grew 180.8%, to US$ 8.3 million, corresponding to 60.3% of the total securities traded with Sadia PN in the 1Q08.

Latibex

The average daily volume in the 1Q08 was € 170 thousand, 30.6% lower than the average volume in the 1Q07 and stock appreciated by 29.0%.

MARKET DATA - BOVESPA	1Q07	1Q08	1Q08/1Q07
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	683,000	683,000
Closing Price - R$/share SDIA3 (¹)	7.99	10.00	0.0%
Closing Price - R$/share SDIA4 (¹)	7.85	10.40	25.2%
Mkt. Capitalization - R$ millions (¹)	5,362	7,103	32.5%
Volume of Shares Traded - thousand	126,533	147,322	32.5%
Daily Average Volume of Shares Traded - thousand	2,074	2,455
Financial Volume Traded - R$ million	899.3	1,461.0	0.0%
Daily Average Financial Volume Traded - R$ million	14.7	24.4

MARKET DATA - NYSE	1Q07	1Q08	1Q08/1Q07
Total Outstanting ADR´s - thousands	22,049,694.6	33,783,558.0	53.2%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹) (²)	11.30	17.79	57.5%
Mkt. Capitalization - US$ millions(¹)	249,051.6	601,009.5	141.3%
Volume of Shares Traded	17,988,332	29,411,755	63.5%
Daily Average Volume of Shares Traded	293,417	482,160
Financial Volume Traded - US$ thousand	181,269	509,075	180.8%
Daily Average Financial Volume Traded - US$ thousand	2,971.6	8,345.5
(¹) At the end of the period
Souces: Sadia, Bovespa and NYSE

The 20-F Report was filed and is available at the following address: http://ri.sadia.com.br, a printed copy can be requested free of charge.

Events on May 5, (Monday)

       International: Conference Call
       Time: 10:30 a.m. (Brasília)
       Telephone numbers for connection:
       Brazil: (11) 4688-6301
       U.S.A.: (1 800) 860-2442
       Other countries: (1 412) 858-4600

       In Brazil:  Meeting with Professional Investment and Analysts
       Time: 17:00 p.m. (Brasília)
       Place : Hotel Sol Meliá, Rua João Cachoeira, 107 – Itaim – São Paulo

The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website: www.sadia.com.br.

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the Company. These expectations are highly dependent on markets changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I

INCOME STATEMENT - CONSOLIDATED

	1Q07		1Q08		1Q08/ 1Q07
	R$ '000%		R$ '000%		%
Gross Operating Revenue	2,163,068	114.2%	2,603,061	113.7%	20.3%
Domestic Market	1,163,474	61.4%	1,387,507	60.6%	19.3%
Export Market	999,594	52.8%	1,215,554	53.1%	21.6%
(-) Sales Tax and Services Rendered	(268,999)	-14.2%	(312,754)	-13.7%	16.3%
Net Operating Revenue	1,894,069	100.0%	2,290,307	100.0%	20.9%
Cost of Goods Sold and Services Rendered	(1,405,634)	-74.2%	(1,736,233)	-75.8%	23.5%
Gross Profit	488,435	25.8%	554,074	24.2%	13.4%
Selling Expenses	(317,896)	-16.8%	(355,445)	-15.5%	11.8%
Management Compensation	(3,825)	-0.2%	(4,531)	-0.2%	18.5%
Administrative Expenses	(15,059)	-0.8%	(26,858)	-1.2%	78.4%
Employees Profit Sharing	(6,022)	-0.3%	(23,113)	-1.0%	283.8%
Others Operating Results	4,896	0.3%	12,305	0.5%	151.3%
Earnings Before Interest and Taxes	150,529	7.9%	156,432	6.8%	3.9%
Financial Result, Net	(6,444)	-0.3%	36,756	1.6%	-670.4%
Operating Profit	144,085	7.6%	193,188	8.4%	34.1%
Nonoperating Income (expense)	(1,511)	-0.1%	(2,657)	-0.1%	-75.8%
Income Before Taxes	142,574	7.5%	190,531	8.3%	33.6%
Income Tax and Social Contribution	(46,429)	-2.5%	25,607	1.1%	155.2%
Net Income before Minority Interest	96,145	5.1%	216,138	9.4%	124.8%
Minority Interest	(24)	0.0%	1,287	0.1%	5,462.5%
Net Income	96,169	5.1%	214,851	9.4%	123.4%
EBITDA	231,431	12.2%	276,935	12.1%	19.7%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

R$ Thousand
	March 2007	March 2008
ASSETS
Current Assets	4,488,036	4,765,061
Cash and Bank	159,345	161,759
Trade Accounts Receivable	383,497	427,252
Recoverable Taxes	432,719	574,703
Inventories	1,121,252	1,488,829
Marketable Securities	2,364,963	2,074,573
Other Credits	26,260	37,945
Non-Current Assets	3,027,848	4,020,730
Long Term Assets	578,810	549,077
Marketable Securities	132,369	98,953
Other Credits	446,441	450,124
Permanent	2,449,038	3,471,653
Investments	50,759	104,148
Property, Plant and Equipment	2,267,556	3,273,104
Deferred Charges	130,723	94,401
Total Assets	7,515,884	8,785,791
LIABILITIES
Current Liabilities	1,975,812	2,413,219
Loans and Financing	1,110,025	1,135,068
Suppliers	506,172	735,472
Salaries and Social ChargesPayable	123,494	164,299
Taxes Payable	53,827	102,636
Dividends	22,246	48,908
Operating Liabilities	160,048	226,836
Non-Current Assets - Long Term Liabilities	3,009,742	3,270,194
Loans and Financing	2,759,841	2,951,997
Operating Liabilities	249,901	318,197
Deferred Discount of Investments	0	0
Minority Interest in Subsidiaries	839	29,064
Shareholder's Equity	2,529,491	3,073,314
Paid - Up Capital	1,500,000	2,000,000
Income Reserve	1,029,491	1,073,314
Total Liabilities and Equity	7,515,884	8,785,791

ATTACHMENT III

CASH FLOW STATEMENT

R$ Thousand
	March 2007	March 2008
Net result from the period	96,145	216,138
Adjusments to reconcile net income to cash generated by operating activities:
Variation in minority interest	(101)	(6,823)
Accrued interest, net of paid interest	(50,146)	23,339
Depreciation, amortization and depletion allowances	69,687	92,510
Goodwill amortization	5,193	4,880
Equity in earnings of subsidiareies	(332)	0
Exchange variations on foreign investments	35,479	(91,502)
Deferred taxes	60,765	(30,322)
Contingencies	(2,480)	(4,042)
Result from the disposal of permanent assets	1,612	1,072
Variations in operating assets and liabilities:
Trade accounts receivable	295,099	59,334
Inventories	(36,798)	(319,893)
Recoverable taxes and other	(58,762)	(63,690)
Judicial deposits	(8,366)	(12,951)
Suppliers	2,887	141,521
Taxes payable, salaries payable and others	(94,263)	40,352
Net cash generated from operating activities	315,619	49,923
Investiments activities:
Funds from the sale of permanent assets	299	528
Purchase of property, plant and equipment	(177,000)	(427,065)
Acquisition of subsidiary, net cash	-	(33,800)
Short-term investments	(572,014)	(611,532)
Redemption of investments	333,283	532,276
Cash applied in investments activities	(415,432)	(539,593)
Financeing activities:
Loans and financing	588,706	635,918
Payment of financing	(505,163)	(172,539)
Dividends paid	(58,454)	(131,978)
Net cash generated from financing activities	25,089	331,401
Cash at beginning of year	234,069	320,028
Cash at end of year	159,345	161,759
Net addition in cash	(74,724)	(158,269)